ATLANTIC EXPRESS TRANSPORTATION CORP. 7 North Street, Staten Island, New York 10302 Tel. (718) 442-7000 Fax (718) 442-5105

March 14, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0402

Attention:  Mr. Joseph A. Foti

Mr. Juan Migone

Re:

Atlantic Express Transportation Corp.

File No.  000-24247

Comment Letter dated March 1, 2007

Ladies and Gentlemen:

Atlantic Express Transportation Corp. (the “Company”) is in receipt of the comment letter dated March 1, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 20, 2006 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 (the “10-Q”).  This letter sets forth the Company’s responses to the comments (the “Comments”) raised by the Staff in the Comment Letter.  For your convenience, the numbered responses below correspond to the numbered Comments in the Comment Letter.

While the Company intends to modify its public disclosure as appropriate in response to the Comments, for the reasons set forth below, the Company does not believe that the comments or the proposed responses, either individually or in the aggregate, are so material as to require the Company to amend its 10-K or 10-Q.  Rather, the Company believes it is appropriate to modify its disclosure as appropriate in future filings.

Form 10-K for the Fiscal Year Ended June 20, 2006

Item 7 – Management Discussion and Analysis

Liquidity and Capital Resources, page 32

1.   The Company acknowledges the Comment that in the past, as disclosed in the 10-K, the Company has utilized sale-leaseback transactions to generate additional cash flow.  As disclosed under the subheading “Liquidity and Capital Resources” on page 15 of the 10-Q, the Company’s liquidity position has significantly improved since the end of the fiscal year covered by the 10-K.

Supplementally for the information of the Staff, the Company does not currently contemplate additional sale-leaseback transactions to generate liquidity and the Company intends to so state in future filings.

2.   By design, the Company has utilized a leveraged capital structure and the Company’s leverage is the subject of extensive disclosure in the 10-K.  See for example the discussion in the fourth and fifth paragraphs on page 2 under the caption “Item 1. – Business – Recent Transactions” regarding changes to agreements governing certain of the Company’s outstanding indebtedness; “Item 1A. – Risk Factors – Risk Factors Relating to the Notes,” especially but not only the first risk factor thereunder on pages 12 and 13 captioned “Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes;” and under the subheading “Liquidity and Capital Resources” on pages 28 to 31.

The net leverage test to which you refer was not a maintenance test in the traditional sense.  The test was a one time only test at September 30, 2006.  The sole consequence of not meeting net leverage at the test date is that the Company became required to pay additional PIK interest on the Notes for their remaining term.  Failure to meet the test was not a default or event of default and did not require any consents or waivers from the holders of the notes.  Rather, the test was aspirational, providing the Company with an economic incentive to reduce its leverage.

The existence of this covenant and the limited consequence of not having met it at the single test date has, in the Company’s view, been adequately disclosed.  See for example discussion of the PIK interest covenant on pages 16, F-18 and F-20 of the 10-K.  The Company’s total outstanding long-term debt, borrowing capacity and interest costs are also already disclosed in the 10-K.  See for example pages 23, 24, 30, 32, F-17 and F-18 of the 10-K.  The Company does not believe there are any other material covenants that need to be further discussed.

3.   The Company acknowledges the Comment that almost all of the Company’s long-term debt is due over the next two fiscal years.  Please note that at June 30, 2006 (the fiscal year end) and September 28, 2006 (the filing date of the 10-K) almost all of such debt, other than the Company’s revolving credit facility,* was still classified as long-term debt as the maturity dates were more than 12 months away.

Supplementally for the information of the Staff, the Company intends to add disclosure to the liquidity and capital resources discussion in its quarterly report for the fiscal quarter ending March 31, 2007 to address the upcoming maturity of the Company’s indebtedness.  In particular, the Company expects to state that it is exploring refinancing alternatives and currently expects that refinancing will be available on satisfactory market terms at or prior to the scheduled maturity of its existing notes and credit facilities.  Company also will state that the failure to repay such debt at maturity would constitute an event of default.

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* Because this facility contains a material adverse change clause as an event of default and provisions under the agreement require the use of blocked accounts requiring deposits of all funds by the Company and use of such funds to pay down borrowings daily, this debt is classified as current in accordance with EITF 95-22.

Commitments and Contractual Obligations, page 32

4.   The priority tax claims in question were governmental claims for unpaid taxes, primarily payroll taxes, relating to periods prior to August 2002.  In accordance with federal bankruptcy law, those claims survived the Company’s chapter 11 proceedings.  These claims are included as short-term liabilities to the extent that they were payable within 12 months of the June 30, 2006 balance sheet date and long-term liabilities to the extent that they were payable thereafter.  These claims are also included in the bankruptcy risk factor on page 8, the table of long-term obligations under the subheading “Commitments and Contractual Obligations” on page 32 and in Note 3 of Notes to Consolidated Financial Statements on page F-14 of the 10-K.  The Company believes that tax claims surviving bankruptcy proceedings are not uncommon.  As such, the Company proposes to add disclosure in future filings to the effect set forth in the first two sentences of this response.

Item 8 – Financial Statements

Consolidated Statement of Operations, page F-4

5.   The Company acknowledges the Comment that losses on the sale of long-lived assets should not be classified within “Other Income (expense) net” and instead should be classified within “operating loss” on the face of the Company’s statement of operations.  Reclassifying those amounts will not impact the Company’s reported net loss or cause the Company to be in default of any debt covenants.  Accordingly, the Company proposes to reclassify such amounts in future filings, including appropriate disclosure and corresponding reclassifications to prior periods.

6.   The Company acknowledges the Comment that the GSCP management fee should be classified as operating expense on the Company’s consolidated statement of operations rather than “Other Expense (income).”  Reclassifying those amounts will not impact the Company’s reported net loss or cause the Company to be in default of any debt covenants.  Accordingly, the Company proposes to reclassify such amounts in future filings, including appropriate disclosure and corresponding adjustments to prior periods.

Form 10-Q for the quarterly period ended December 31, 2006

Notes to consolidated financial statements

Note 3 – PIK Interest, page 7

7.   In response to Comment 7, supplementally for the Staff’s information, the Company acknowledges that upon a redemption of the PIK notes, the amounts paid on redemption for the portion of the liability attributable the additional interest portion paid in PIK notes should be classified separately as an adjustment to operating cash flows similar to the treatment of recognizing original issue discount interest as an adjustment to operating cash flows.

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The Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to the attention of the undersigned at the Company or to the Company’s securities law counsel, Robert Zuccaro of Latham & Watkins LLP, 885 Third Avenue, NY NY  10022  (212) 906-1295

Very truly yours,

/s/ Nathan Schlenker

Nathan Schlenker

Chief Financial Officer